UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. ____ )*

                         Arch Communications Group, Inc.
                                (Name of Issuer)

                          Common Stock, par value $0.01

                         (Title of Class of Securities)
                                    039381108

                                 (CUSIP Number)

                               William W. Chandler
                           Credit Suisse First Boston
                                11 Madison Avenue
                          New York, New York 10010-3629
                                 (212) 325-2911

                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                  June 3, 1999

              (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                                                             CUSIP No 039381108

1           NAMES OF REPORTING PERSONS
            IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [ ]
            (b) [x]

3           SEC USE ONLY

4           SOURCE OF FUNDS*

            WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6           CITIZENSHIP OR PLACE OF ORGANIZATION
            Switzerland

            NUMBER OF SHARES     7     SOLE VOTING POWER
            BENEFICIALLY
            OWNED BY EACH        8     SHARED VOTING POWER
            REPORTING PERSON
            WITH                       13,812,957 shares of Common
                                       Stock, par value $0.01

                                 9     SOLE DISPOSITIVE POWER

                                10     SHARED DISPOSITIVE POWER

                                       13,812,957 shares of Common
                                       Stock, par value $0.01

11          AGGREGATE  AMOUNT   BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
            13,812,957 shares of Common Stock, par value $0.01

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*[ ]

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.6%

14          TYPE OF REPORTING PERSON*
            BK, HC, OO

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                   RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS)
                  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.     SECURITY AND ISSUER.

            This statement on Schedule 13D relates to the common stock, $0.01 par value (the "Common Stock"), of Arch Communications Group, Inc. ("Arch" or the "Company"). The principal executive office of Arch is located at 1800 West Park Drive, Suite 250, Westborough, Massachusetts 01581.

Item 2.     IDENTITY AND BACKGROUND.

            (a-c, f) This Schedule 13D is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its consolidated subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank's registered head office is located at Uetlibergstrasse 231, P.O. Box 900, CH-8045 Zurich, Switzerland. The Bank and its consolidated subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

            Credit Suisse First Boston Corporation ("CSFBC"), a Massachusetts corporation, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act") and an indirect wholly-owned subsidiary of the Bank, beneficially owns the securities reported herein. The principal business office of CSFBC is 11 Madison Avenue, New York, New York 10010. CSFBC is a wholly-owned subsidiary of Credit Suisse First Boston, Inc., a Delaware corporation that is, in turn, a wholly-owned subsidiary of the Bank. The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Banking business unit that engages in global private banking business, (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is: Nuschelerstrasse 1, CH-8070, Zurich, Switzerland.

            CSG, for purposes of certain federal securities laws, may be deemed ultimately to control the Bank and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own shares of Common Stock, and such shares are not reported in this statement on
Schedule 13D. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of shares of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of shares of Common Stock beneficially owned by CSG and any of CSG's and the Bank's other business units.

            The name, citizenship, residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of the CSFB business unit, and of CSFBC, are set forth on Schedules I and II, respectively, each of which is incorporated herein by reference.

            (d-e) None of the Reporting Person, the Bank, CSFBC or any of the executive officers or directors of such persons listed on Schedules I or II during the last five years (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violation with respect to such laws.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The beneficial ownership interest in Common Stock reported in this statement on Schedule 13D was acquired in connection with the reorganization of MobileMedia Communications, Inc., a Delaware corporation ("MobileMedia"), MobileMedia Corporation, the sole stockholder of MobileMedia ("Parent"), and all of MobileMedia's subsidiaries (the "Subsidiaries", and collectively with MobileMedia and Parent, the "Debtors") pursuant to Chapter 11 of Title 7, United States Code, 11 U.S.C. ss.ss. 101 et seq. (the "Reorganization"). In connection with the Reorganization, Arch acquired MobileMedia, as more fully described in
Item 4 below. The net amount of funds used by CSFBC to acquire that portion of such securities not issued to CSFBC solely in respect of its status as a holder of Unsecured Claims (as defined in Item 4 below) was $35,796,542, which funds came from CSFBC's working capital.

Item 4.     PURPOSE OF TRANSACTION.

            The acquisition of the securities of Arch reported herein is a result of the Reorganization, which involved a chain of transactions, including the following: (a) pursuant to the Agreement and Plan of Merger, dated as of August 18, 1998 (as amended, the "Merger Agreement"), among Arch, a wholly-owned subsidiary of Arch ("Merger Sub"), Parent and MobileMedia, MobileMedia merged with and into Merger Sub, with Merger Sub continuing as the surviving corporation and a wholly-owned subsidiary of Arch; (b) pursuant to the Merger Agreement, Arch made available for distribution pursuant to a plan of Reorganization of the Debtors (the "Plan"), which was confirmed by order of the United States Bankruptcy Court for the District of Delaware on April 12, 1999,
(i) cash, (ii) shares of the Common Stock, and (iii) warrants entitling the holders thereof to purchase shares of Common Stock ("Warrants"), (c) holders of unsecured non-priority claims against the Debtors ("Unsecured Claims"), to the extent such Unsecured Claims are Allowed (as defined in the Plan), received pursuant to the Plan (i) shares of Common Stock and (ii) rights to purchase for cash shares of Common Stock; (d) holders of claims arising under or relating to the Credit Agreement, dated December 4, 1995, as amended, among MobileMedia and the other parties thereto, to the extent such claims are Allowed, received pursuant to the Plan cash in an amount equal to 100% of such claims; (e) all of the outstanding equity interests in MobileMedia and Parent were canceled without consideration and Parent was dissolved; and (f) the commitments under the MobileMedia debtor-in-possession financing agreement were terminated and all amounts owed under such agreement were paid in full in cash.

            On June 3, 1999 (the "Effective Date"), in connection with the transactions relating to the Reorganization and the Plan, as set forth above, CSFBC received 15,767,356 shares of Common Stock, 4,176,292 shares, par value $0.01 per share, of Class B common stock (the "Class B Common Stock"), and 29,309 Warrants (the Common Stock, Class B Common Stock and the Warrants, collectively, the "Securities").

            The acquisition of the Securities was consummated pursuant to the Plan and the Commitment Letter of August 8, 1998, as amended, among CSFBC, MobileMedia and Arch. In addition, CSFBC, the Company and certain other parties entered into the Registration Rights Agreement, dated as of June 3, 1999 (the "Registration Rights Agreement), which provides for (i) a filing of a "shelf" registration statement, (ii) demand registration rights that may be exercised no more than twice, and (iii) "piggyback" registration rights of the Securities. Pursuant to the Registration Rights Agreement, Arch filed a registration statement covering the resale of CSFBC of the Securities and the same became effective on the Effective Date.

            The Reporting Person and CSFBC may, from time to time, and reserve the right to change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investments, including, among other things, from time to time, acquiring additional securities of the Company, disposing of any securities of the Company owned by them or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person or CSFBC in light of their general investment policies, market conditions, subsequent developments affecting the Company, the general business and future prospects of the Company, tax considerations or other factors.

            Except as set forth above, neither the Reporting Person nor CSFBC has any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a-b) The Class B Common Stock is identical to the Common Stock, except that holders of Class B Common Stock are not entitled to vote in the election of directors of Arch and are entitled to 1/100th of a vote per share on all other matters. Any share of Class B Common Stock transferred to any transferee, subject to an exception, will automatically convert into an equal number of shares of Common Stock. Each Warrant represents the right to purchase one share of Common Stock. Warrants may be exercised by their holders, in whole or in part, at any time and from time to time prior to 5:00 p.m., New York City time, on September 1, 2001, and CSFBC and the Reporting Person may be deemed to be the beneficial owner of Common Stock received as a result of such exercise of Warrants. 13,812,957 shares of Common Stock represent approximately 9.6% (computed in accordance with Rule 13d-3(d) of the Act) of the shares of Common Stock of the Company on a converted basis, based on 128,101,567 shares of Common Stock outstanding and 16,080,785 shares of Class B Common Stock outstanding as set forth in the Company's Prospectus, dated June 3, 1999, filed pursuant to Rule 424(b)(3)(Registration No. 333-79769). By reason of their relationship, the Reporting Person and CSFBC may be deemed to share voting and dispositive power with respect to shares of Common Stock reported herein.

            (c) During the last 60 days, the Reporting Person has sold and bought the following number of shares of Common Stock at the following prices, in each case in open-market transactions.

--------------------------------------------------------------------------------

       PARTY                DATE          NUMBER OF SHARES     PRICE PER SHARE
                                         SOLD(S)/ BOUGHT(B)
--------------------------------------------------------------------------------

       CSFBC               6/04/99            30,000/S/             $2.64
--------------------------------------------------------------------------------

       CSFBC               6/09/99           250,000/S/             $2.82
--------------------------------------------------------------------------------

       CSFBC               6/10/99           250,000/S/             $2.97
--------------------------------------------------------------------------------

       CSFBC               6/11/99          2,000,000/S/            $3.35
--------------------------------------------------------------------------------

       CSFBC               6/11/99          1,500,000/S/            $3.24
--------------------------------------------------------------------------------

       CSFBC               6/11/99           500,000/S/             $3.11
--------------------------------------------------------------------------------

       CSFBC               6/11/99           180,000/S/             $3.53
--------------------------------------------------------------------------------

       CSFBC               6/18/99           150,000/B/             $3.14
--------------------------------------------------------------------------------

       CSFBC               6/21/99           500,000/S/             $3.03
--------------------------------------------------------------------------------

       CSFBC               6/23/99          1,000,000/S/            $3.18
--------------------------------------------------------------------------------

       CSFBC               6/25/99           100,000/S/             $3.18
--------------------------------------------------------------------------------

            Except as described above, neither the Reporting Person nor, to the best knowledge of the Reporting Person, CSFBC or any of the persons listed on Schedules I or II hereto effected any transactions in Securities during the last 60 days.

            (d-e) Not applicable.

Item 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            Except as described in Item 4 and Item 5 above, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, CSFBC or any of the persons listed on Schedules I or II hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Company.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit           Description

10.1 Debtors' Third Amended Joint Plan of Reorganization, dated as of December 1, 1998. (1)

10.2 Commitment Letter to Purchase Stock and Warrants, dated as of August 8, 1998, by and among CSFBC, Arch and MobileMedia. (1)

10.3 Amendment to Commitment Letter to Purchase Stock and Warrants, dated as of September 3, 1998, by and among CSFBC, Arch and MobileMedia.
            (1)

10.4 Amendment to Commitment Letter to Purchase Stock and Warrants, dated as of December 1, 1998, by and among CSFBC, Arch and MobilMedia. (1)

10.5 Amendment to Commitment Letter to Purchase Stock and Warrants, dated as of February 8, 1999, by and among CSFBC, Arch and MobileMedia.
            (2)

10.6 Form of Registration Rights Agreement among Arch and other persons signatory hereto. (2)

--------------------
(1) Incorporated by reference from the Registration Statement on Form S-4 (file No. 333-63519) of Arch.

(2) Incorporated by reference from the Current Report on Form 8-K of Arch, dated March 2, 1999.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 25, 1999


                                       CREDIT SUISSE FIRST BOSTON, acting solely on behalf of the Credit Suisse First Boston business unit



                                       By:  /S/ WILLIAM W. CHANDLER
                                            --------------------------------
                                            Name:  William W. Chandler
                                            Title: Director

                                   SCHEDULE I

     Executive Board Members and Executive Officers of the Reporting Person


NAME AND TITLE      BUSINESS ADDRESS      PRINCIPAL           CITIZENSHIP
                                          OCCUPATION

Allen D. Wheat      11 Madison Avenue     Chief Executive    USA
Chairman            New York, NY 10010    Officer,
                                          Credit Suisse
                                          First Boston
                                          and member of the
                                          Executive
                                          Board, Credit
                                          Suisse Group

Brady W. Dougan     11 Madison Avenue     Managing           USA
Board Member        New York, NY 10010    Director, Credit
                                          Suisse Fist
                                          Boston Corporation

Christopher A.      11 Madison Avenue     President and      USA
Goekjan             New York, NY 10010    Chief
Board Member                              Executive
                                          Officer, Credit
                                          Suisse Financial
                                          Products

Stephen A.M. Hester 11 Madison Avenue     Chief Financial    United Kingdom
Board Member        New York, NY 10010    Officer,
                                          Credit Suisse
                                          First Boston Inc.

Marc Hotimsky       11 Madison Avenue     Managing           United Kingdom
Board Member        New York, NY 10010    Director, Credit
                                          Suisse First
                                          Boston Corporation

David C. Mulford    11 Madison Avenue     Vice Chairman,     United Kingdom
Board Member        New York, NY 10010    Credit Suisse
                                          First Boston,
                                          Inc. and Chairman
                                          International,
                                          Credit Suisse
                                          First Boston

Stephen E.          Uetlibergstrasse 231  Chairman of        USA
Stonefield          P.O. Box 900,         Pacific Region,
Board Member        CH-8045 Zurich,       Credit Suisse
                    Switzerland           First Boston


Franz K. von        Uetlibergstrasse 231  Deputy Chairman    Switzerland
Meyenburg           P.O. Box 900,         of Europe, Credit
Board Member        CH-8045 Zurich,       Suisse First
                    Switzerland           Boston

Charles G. Ward III 11 Madison Avenue     Head of Corporate  USA
Board Member        New York, NY 10010    and Investment
                                          Banking, Credit
                                          Suisse First
                                          Boston Corporation

David A, DeNunzio   11 Madison Avenue     Chief Executive    USA
Executive Officer   New York, NY 10010    Officer, Private
                                          Equity Division

John M. Hennessy    11 Madison Avenue     Chairman, Private  USA
Executive Officer   New York, NY 10010    Equity Division

                                   SCHEDULE II

    Executive Officers and Directors of Credit Suisse First Boston Corporation

NAME AND TITLE       BUSINESS ADDRESS     PRINCIPAL OCCUPATION CITIZENSHIP

Allen D. Wheat       11 Madison Avenue    Chief Executive      USA
President, Chief     New York, NY 10010   Officer,
Executive Officer                         Credit Suisse First
and Board Member                          Boston
                                          and member of the
                                          Executive
                                          Board, Credit
                                          Suisse Group

Benjamin H. Cohen    11 Madison Avenue    Managing Director,   USA
Managing Director    New York, NY 10010   Credit Suisse First
and                                       Boston
Board Member

Brady W. Dougan      11 Madison Avenue    Managing Director,   USA
Managing Director    New York, NY 10010   Credit Suisse First
and                                       Boston Corporation
Board Member

Carlos Onis          11 Madison Avenue    Controller Credit    USA
Chief Financial      New York, NY 10010   Suisse
Officer                                   First Boston
and Board Member

Charles G. Ward III  11 Madison Avenue    Managing Director,   USA
Managing Director    New York, NY 10010   Credit Suisse First
and                                       Boston
Board Member

Jeremy Marshall      11 Madison Avenue,   Managing Director,   United Kingdom
Managing Director    New York, NY 10010   Credit Suisse First
and                                       Boston Corporation
Board Member

Joseph McLaughlin    11 Madison Avenue,   Managing Director &  USA
General Counsel and  New York, NY 10010   General Counsel,
Board                                     Credit Suisse First
Member                                    Boston Corporation

Richard C. Holbrooke 11 Madison Avenue    Vice Chairman,       USA
Vice Chairman        New York, NY 10010   Credit Suisse First
                                          Boston Corporation

Ken Miller           11 Madison Avenue    Vice Chairman,       USA
Vice Chairman        New York, NY 10010   Credit Suisse First
                                          Boston Corporation

David C. Mulford     11 Madison Avenue    Vice Chairman,       United Kingdom
Vice Chairman        New York, NY 10010   Credit Suisse First
                                          Boston, Inc. and
                                          Chairman
                                          International
                                          Credit Suisse First
                                          Boston

Frank J. Decongelio  11 Madison Avenue    Managing Director,   USA
Managing Director    New York, NY 10010   Credit Suisse First
and                                       Boston
Director of
Operations

Lori M. Russo        11 Madison Avenue    Vice President &     USA
Vice President and   New York, NY 10010   Secretary, Credit
Secretary                                 Suisse First Boston
                                          Corporation

Lewis H. Wirshba     11 Madison Avenue    Treasurer, Credit    USA
Managing Director    New York, NY 10010   Suisse
and                                       First Boston
Treasurer                                 Corporation

Rochelle Pullman     11 Madison Avenue    Controller, Credit   USA
Director and         New York, NY 10010   Suisse
Controller                                First Boston
                                          Corporation

Thomas A. DeGennaro  11 Madison Avenue    Director of Taxes,   USA
Director and         New York, NY 10010   Credit Suisse First
Director                                  Boston
of Taxes